SUPPL

Exemption number: 82 4639

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

02 FEB -7 AM 8:03

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
	Wojciech Marciniak	*Phone:*	*(48 76) 84 78 280*
	irector, Head Office Information Centre	*Fax:*	*(48 76) 84 78 205*
	nnouncement also provided to required statutory authorities		
		Date:	*01 February 2002*
	Number of pages (including this one):		*3*


02002986

Current report 6/2002

The Management Board of KGHM Polska Miedź S.A. announces that on 1 February 2002 the Management Board passed resolutions in the following matters:

1. The revaluation of employee-related provisions for liabilities due to retirement benefits, jubilee awards, and coal-equivalent payments upon termination of employment:
   - an increase in the provision by PLN 161 015 thousand to PLN 640 190 thousand as at 31 December 2001, the increase being charged to 2001 profit before tax, and creation of a tax asset for temporary differences in income tax in the amount of PLN 5 223 thousand.

The large increase in actuarial provisions was primarily impacted by the following: the change in the relation of the discount rate as a result of the forecast decreased return on treasury securities, the change in the forecast increase in the price of coal in relation of inflation, the higher-than-planned increase in the price of coal in 2001, as well as the higher-than-planned increase in wages in 2001.

2. The KIMPE project:
   - the charging of capitalised expenses incurred from realisation of the KIMPE project in the years 2000 and 2001 in the amount of PLN 5 234 thousand to the costs of 2001, with simultaneous releasing of the provision created for this purpose.

This decision to charge capitalised expenses to costs is due to the reduced probability of effectively utilising expenses incurred in this project.

3. Income tax provision:
   - the creation of a provision in the amount of PLN 4 608 thousand to cover the risk of making payments on income tax for the year 2000 due to lack

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego
Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)

of recognition as a tax-deductible cost the cash equivalent for school expenses.

The creation of this provision is the result of reservations raised by the Treasury Control Office. A similar matter relating to the year 1999 is under appeal.

4. The valuation of long term investments due to permanent loss in value:
   - in the closed investment fund AIG Emerging Europe Infrastructure Fund:
     the effect of a devaluation in the amount of PLN 3 222 thousand, being charged to the financial result of 2001;
   - an increase in the provision to cover the value of the shares of KGHM Metale S.A. by PLN 52 000 thousand, to a combined total of PLN 74 657 thousand and impacting the results of the Company for 2001.

   We simultaneously wish to add that on 29 January 2002 the Management Board passed a resolution to reduce the value of the shares of KGHM Metale S.A. by PLN 7 839 thousand, and to release the provision of PLN 5 437 thousand created to cover the permanent loss in value of shares of Dolnośląska Spółka Inwestycyjna S.A. These changes will impact the results of the Company for 2001.

   The devaluation of shares of the AIG Emerging Europe Infrastructure Fund is due to the revaluation of these shares to their fair value, and to changes in currency exchange rates as at the balance sheet date in relation to rates prevailing on the day of purchase.
   The devaluation of shares of KGHM Metale S.A. is due to the devaluation of shares and bonds issued by Telewizja Familijna S.A. and acquired by KGHM Metale S.A.
   Earlier decisions relating to changes in the value of shares of KGHM Metale S.A. and of DSI S.A. are due to revaluations of the investment portfolios of these companies.

5. The creation of provisions for liabilities:
   - in the amount of PLN 9 582 thousand to cover licensing fees and awards to individuals for the development of applications utilised in the Głogów smelter, in connection with a court decision;
   - in the amount of PLN 9 737 together with interest of PLN 5 204 thousand due to disputed taxation on real estate located within the protective zone of the Głogów smelter.

The subject of the dispute involving taxation of real estate relates to the qualification of property lying within the protective zone of the smelter, with respect to their economic application.

6. The release of provisions for the annual employee bonus:
   - due to the lack of legal obligation to pay out the annual employee bonus as described in the Principles for Payment of an Additional Employee Bonus (in the Collective Agreement for Employees of KGHM Polska

EXEMPTION NUMBER: 82 4639

Miedź S.A.), this provision in the amount of PLN 94 585 thousand being released as at the date 31 December 2001.

The legal obligation to pay an annual employee bonus arises whenever the Company shows a net profit for a given year. Therefore, as no such net profit is anticipated by the Company for the year 2001, the provision accounted for in the year 2001 is being released.

Legal basis:
(article 81, section 1, point 2 of the Securities Act of 21 August 1997 – Dz.U. Nr 118, poz.754 with later changes)

KGHM Polska Miedź S.A.
Wojciech Marciniak
DYREKTOR DEPARTAMENTU [illegible] Z INWESTORAMI

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek